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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

-------------------------------------------------------------------------------

                                 SCHEDULE 13G/A
                                (AMENDMENT NO. 1)


                                 (RULE 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (d), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(b)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           Sensory Science Corporation
                           ---------------------------
                                (Name of Issuer)


                                  Common Stock
                       ----------------------------------
                         (Title of Class of Securities)


                                   038019-80-0
                      -------------------------------------
                                 (CUSIP Number)




                               December 31, 2000 .
                           ---------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /   Rule 13d-1(b)

/X/   Rule 13d-1(c)

/ /   Rule 13d-1(d)



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CUSIP No.  038019-80-0

 ................................................................................
1.   Names of Reporting Persons.

     Mark A. Rice

     I.R.S. Identification Nos. of above persons (entities only).

 ................................................................................
2.   Check the Appropriate Box if a Member of a Group
 ................................................................................
3.
     SEC Use Only
 ................................................................................
4.   Citizenship or Place of Organization                    United States
 ................................................................................
Number of             5.       Sole Voting Power                  1,345,900
Shares                ..........................................................
Beneficially          6.       Shared Voting Power                None
Owned by              ..........................................................
Each                  7.       Sole Dispositive Power             1,345,900
Reporting             ..........................................................
Person With           8.       Shared Dispositive Power           None
 ................................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person      1,345,900
 ................................................................................
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
 ................................................................................
11.  Percent of Class Represented by Amount in Row (9)                     9.33%
 ................................................................................
12.       Type of Reporting Person          IN
 ................................................................................

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ITEM 1(a)         NAME OF ISSUER:

                  Sensory Science Corporation

ITEM 1(a)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  7835 East McClain Drive
                  Scottsdale, Arizona  85260
                          .
ITEM 2(a)         NAME OF PERSON FILING:

                  Mark A. Rice

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  666 Dundee Road
                  Suite 1901
                  Northbrook, Illinois  60062

ITEM 2(c)         CITIZENSHIP:

                  United States

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(e)         CUSIP NUMBER:

                  038019-80-0

ITEM 3 This statement is not filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c)

ITEM 4            OWNERSHIP:

                  The dotCom Fund, LLC, of which Mark A. Rice is the sole member of the Managing Member, and Mark Rice SEP IRA, of which Mark Rice controls and is the beneficiary, beneficially own 1,345,900 Common Stock shares (The dotCom Fund, LLC owning 1,325,900 shares and Mark Rice SEP IRA owning 20,000 shares) of Sensory Science Corporation, which represents 9.33% of aggregate outstanding shares of that class. Mark A. Rice has sole power to vote or direct the vote of the entire holding and has sole power to dispose of or direct the disposal of the entire shareholding.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable

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ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  The dotCom Fund, LLC has the right to receive the proceeds of the sale of 1,325,900 shares or any dividends on such shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

                  Not applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable

ITEM 10.          CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                       SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            January 18, 2001
                                       ----------------------------
                                                 Date

                                            /s/  Mark A. Rice
                                       ----------------------------
                                                 Mark A. Rice